Jesse E. Gary Associate General Counsel

July 21, 2011

BY ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0510F
Attention:   Karl Hiller, Branch Chief
                         Paul Monsour, Staff Accountant

Re:	Century Aluminum Company Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 16, 2011 File No. 1-34474

Ladies and Gentlemen:

Century Aluminum Company, a Delaware corporation (the “Company”) hereby submits the following responses to the comments in the letter from Karl Hiller of the Staff (the “Comment Letter”) dated July 7, 2011 with respect to the above-referenced Form 10-K (referred to herein as the “10-K”).  Set forth below are the Staff’s comments followed by the Company’s responses to the comments. The numbering of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff. The Staff’s comments are italicized.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 15 – Commitments and Contingencies

Legal Contingencies, page 96

1.
We note your disclosure explaining that you may be subject to various lawsuits, claims and proceedings related to “employment, commercial, environmental, shareholder, safety and health matters,” and stating that “it is not presently possible to determine the outcome of these matters….” In order to comply with the guidance in FASB ASC 450-20, you need to assess the probability of loss arising from the resolution of contingencies as either probable, reasonably possible, or remote. Your disclosure indicating that you do not believe the ultimate disposition of your legal disputes will have a material effect does not effectively communicate an assessment of the likelihood of loss based on these categories. Please revise your disclosures as necessary to ensure that your assessments are clear for each of the legal contingencies identified under this heading. It should be clear whether you intended to convey that the likelihood of incurring a material loss in the course of resolving these matters is remote for all future periods.

Century Aluminum Company 2511 Garden Road Bldg. A, Suite 200 Monterey, CA 93940 831-642-9300 Phone 831-642-9328 Fax

U.S. Securities and Exchange Commission
July 21, 2011

Response:  ASC 450-20-50 sets forth disclosure requirements regarding loss contingencies. This section states that disclosure of the nature of an accrual made for loss contingencies and, if material, the amount of an accrual that is probable and reasonably can be estimated, may be necessary for the financial statements not to be misleading. It further requires the disclosure of loss contingencies that are not recorded on the balance sheet if realization of such contingencies is at least reasonably possible. Such disclosures should indicate the nature of the contingency, and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.  The Staff suggests in ASC 450-20-S99 (formerly SAB Topic 5Y) that certain liabilities may be of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities may be necessary to prevent the financial statements from being misleading and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on the registrant's financial condition, results of operations, or liquidity.

In the process of preparing our 10-K and 2010 financial statements, we assessed (and we will continue to assess in each of our future filings) the likelihood of a loss and our ability to reasonably estimate the amount of loss for each of our legal contingencies in accordance with U.S. generally accepted accounting principles (“GAAP”).  We also noted that while it is not presently possible to determine the outcome of each such matter, we did not believe their ultimate disposition would have a material adverse effect on our financial condition, results of operation or liquidity.  As a result, we believe we have satisfied the requirements of ASC 450-20-50 to disclose the nature of the contingency without stating our assessment of each matter’s likelihood of loss.

In order to ensure that our assessment process is understood clearly in the future, we confirm that in future filings we will include the following disclosure, with such updates as appropriate:

In evaluating whether to accrue for costs associated with legal contingencies, it is our policy to take into consideration factors such as the facts and circumstances asserted, our historical experience with contingencies of a similar nature, the likelihood of our prevailing and the severity of any potential loss.  For some matters, no accrual is established because we have assessed our risk of loss to be remote.  Where the risk of loss is probable and the costs can be reasonably estimated, we record an accrual, either on an individual basis or with respect to a group of matters involving similar claims, based on the factors set forth above.

The Company also determines estimates of reasonably possible losses or ranges of reasonably possible losses in excess of related accrued liabilities, if any, when it has assessed that a loss is reasonably possible.  Based on current knowledge, management has ascertained estimates for losses that are reasonably possible and management does not believe that any reasonably possible outcomes in excess of our accruals, if any, would be material.  We reevaluate and update our assessments and accruals as matters progress over time.

U.S. Securities and Exchange Commission
July 21, 2011

Ravenswood Retiree Medical Benefit changes, page 96

2.
Tell us how your decision to recognize gain in eliminating benefits accrued under the postretirement medical benefit plan was not inconsistent with the requirements of FASB ASC 715-60-35-49, stating that the substantive plan shall be the basis for the accounting; and FASB ASC 715-60-35-55, stating that management does not have the right to unilaterally change a collectively bargained plan. Please include details which are sufficient to understand how the plan was first introduced to employees, why you did not regard the arrangement as the substantive plan, and if the arrangement was previously the subject of collective bargaining, your view on the applicability of the guidance referenced in the second literature cite above. It should be clear how your prior accounting practice, request for legal intervention by the court, and objections of the union are consistent with your views. Please also clarify the manner and extent by which your accounting reflects changes in assumptions for benefits accrued based on prior versus future service.

Response:  ASC 715-60-35-49 provides that generally, the extant written plan provides the best evidence of an arrangement.  ASC 715-60-35-49 goes on to provide that in some situations, the parties communications or past practice may cause the substantive plan to differ from the extant written plan and concludes that the substantive plan shall be the basis for the accounting.  ASC 715-60-35-55 provides that because an employer does not have the unilateral right to change a collectively bargained plan, the extant written plan will generally be the substantive plan in such circumstances.

When determining the proper accounting treatment for each of the amendments to the Century Aluminum of West Virginia (“CAWV”) postretirement medical benefit plan described in our 10-K, we considered the “substantive plan” in accordance with ASC 715-60-35-49 and ASC 715-60-35-55.  From the date the Ravenswood plant was first purchased by CAWV’s predecessor, each of the summary plan documents for the postretirement medical benefit plan (“SPD”) relating to salaried retirees (which were unilaterally implemented by CAWV and not the subject of collective bargaining) contained reservations of rights clauses that explicitly reserved CAWV’s rights to change or terminate the plan at any time.  With respect to CAWV’s hourly retirees, each SPD and collective bargaining agreement (“CBA”) in place since the Ravenswood plant was first purchased by CAWV’s predecessor has contained clauses that explicitly limit the duration of retiree welfare benefits to the life of the CBA.  Each of the applicable SPDs and CBA have expired, and each of the retirees affected by the changes to CAWV’s postretirement medical benefit plan are no longer subject to the collective bargaining process.  Accordingly, CAWV determined that with respect to both CAWV’s salaried and hourly retirees, CAWV was entitled to unilaterally modify or terminate the postretirement medical benefits (as was explicitly set forth in the applicable substantive plan).

U.S. Securities and Exchange Commission
July 21, 2011

In response to notice from the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (“USW”) that they intended to challenge the changes to CAWV’s hourly retirees postretirement medical benefit plan, in November 2009 CAWV filed a class action complaint for declaratory judgment against the USW, the USW’s local union, and four CAWV retirees, individually and as class representatives, seeking a declaration of CAWV’s unilateral rights to modify/terminate hourly retirees post-retiree medical benefits.  This action was consolidated with related actions filed by the USW and retiree representatives against CAWV and venue was set in the District Court for the Southern District of West Virginia.

In January 2010, the USW filed a motion for preliminary injunction to prevent CAWV from implementing changes to the hourly postretirement medical benefit plan while these lawsuits are pending.  In July 2010, the District Court declined to enjoin CAWV, finding that the USW and representatives of the retiree class failed “to make a clear showing that they are likely to succeed in ultimately demonstrating that [CAWV’s termination of the retirees’ health benefits] contravened . . . the applicable CBAs.”

The amendments to the postretirement medical benefit plan were recorded as negative plan amendments and curtailments.  As a result of the negative plan amendments and curtailments, the prior service costs for the retirees that had been previously recognized were credited to accumulated other comprehensive income.

As described above, we respectfully submit to the Staff that our decision to recognize gain in eliminating benefits accrued under the CAWV postretirement medical benefit plan was based on the “substantive plan” and consistent with the requirements of ASC 715-60-35-49 and ASC 715-60-35-55.  In addition, in light of the explicit reservation of rights and durational clauses contained in the applicable SPDs and CBAs, and as supported by the decision of the District Court for the Southern District of West Virginia described above, CAWV was entitled to unilaterally modify or terminate the CAWV postretirement medical benefit plan.

U.S. Securities and Exchange Commission
July 21, 2011

In connection with responding to the Staff’s comments, the Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 831-642-9300.

Sincerely,
/s/ Jesse E. Gary
Jesse E. Gary Associate General Counsel